AEM SPA

03 NOV 14 AM 7:21

PRESS RELEASE

SUPPL

AEM SPA: JANUARY-SEPTEMBER 2003 RESULTS APPROVED. SALES (€ 938 M) AND EBITDA (€ 260 M), UP BY 40% AND 74% RESPECTIVELY. GROSS PROFIT WAS EQUAL TO € 366 M.

Milan, 11 November 2003 – Today, the Board of Directors of AEM SpA chaired by Mr Giuliano Zuccoli met to review and approve the results pertaining to the first nine months of financial year 2003.

Gruppo AEM consolidated revenues totalled € 938 million, rising 40.4% over the same period in 2002 (€ 668 million).

The increase in sales is mainly due to a rise in electric power volumes sold and distributed (4,806 and 5,406 million kWh, respectively; +38.9% and +107.4%) largely as a result of the acquisition of Enel's distribution network in Milan and Rozzano, where sales to captive customers alone rose by 106.3%.

Electric power demand was met by using the Group own production to the extent of 2,459 million kWh (2,692 in 2002) and third-party production to the extent of 2,533 million kWh (837 in 2002). Production, as designed entirely to meet captive market demand, showed a considerable uptrend in the hydroelectric area (+27.4%) as opposed to a noticeable fall in the thermoelectric business (-33.9%) largely ascribable to a temporary shutdown of the 320 MW generating unit at the Cassano d'Adda plant due to scheduled re-powering operations. The facility went back on stream last September.

The gas business also contributed to performance, as volumes sold and distributed rose (1,023 and 792 million cubic metres, respectively; +38.0% and +3.2%). In particular, the sale of gas benefited from the demand of thermoelectric use of subsidiary Edipower's plants. Heating business sales also rose (326.6 million thermal kWh; +62.5%), as did the sales of related services, thanks to the acquisition of Siemens Facility Management Services SpA (presently "AEM Calore & Servizi SpA") at the end of 2002.

External charges stood at € 583 million, showing a 32.1% increase over the same period in 2002. This rise is to be ascribed to greater electric power and gas purchases to underpin the Group's customer base demand. As to the cost structure, the so-called hydroelectric tax was removed, it was standing at € 24 million as at 30 September 2002.

Personnel expenses stood at € 94 million (€ 76 million in the first nine months of 2002). However, the latter amount did not include costs arising from a wider consolidation basis, since, as compared to the same period in 2002, it now comprises both the business unit acquired from Enel as well as AEM Calore & Servizi SpA.

The significant increase in revenues, as opposed to a lower growth of operating costs has, despite a slowdown in production activity, resulted in a 73.6% increase in Ebitda, currently standing at € 260 million (€ 150 million as at 30 September 2002). Net of the accounting effect pertaining to the hydroelectric tax, industrial margin rose by 49.4%.

Following depreciation and amortisation totalling € 89 million (€ 69 as at 30 September 2002), Ebit exceeded € 171 million (€ 81 million on the same date in 2002), showing a 111.2% increase.

Consolidated results at 30 September 2003 benefited on the one end from the effects arising from the sale of the holding in Fastweb Spa last June, worth € 225 million in capital gain – as a difference between the price of sale of the holding (€ 277 million) and the book value of such holding as adjusted by the consolidation reserve (€ 52 million) – and, on the other hand, benefited from the non-inclusion of the company's share of loss which, as at 30 September 2002 was held at € 22 million.

The gross profit of the period amounts to € 366 million. Net of the capital gain following the Fastweb transaction, gross profit would have amounted to € 141 million, itself as well showing a remarkable growth vis-à-vis last year (i.e., € 45 million).

Net financial position improved by € 34 million as compared to the situation on 31 December 2002.

The AEM Board has also taken into consideration the outlook for the whole 2003 financial year, confirming the expectations of excellent results. However, it was also stressed that the final quarter of the year will see a more modest year-on-year growth rate than that seen in the previous quarters.
The comparison in terms of trend will in fact be made with the same period of 2002 when AEM
had already been consolidating for two months the results relating to the distribution network
previously owned by Enel, acquired on 1st November 2002. Moreover, for a correct estimate of year-on-year results for 2003, it is worth highlighting that at the end of 2002 AEM had reflected in its accounts the abolition of the so-called hydro-electric tax, which in the previous quarters of that
year had been posted to the accounts as a production cost item.

Additionally, it is worth remembering that the performance of hydro-electric production in the
October-December period cannot but feel the impact of the drought suffered in the Summer months of the current year.

During the meeting, the Board of Directors also reviewed and approved AEM SpA's results as at 30 September 2003, such results underlining a 141.7% Ebitda increase, totalling € 49 million.

The following statements provide a summary of the group's operating performance and balance sheet as at 30 September 2003.

For further information:

AEM S.p.A. Press Office
Andrea Pedana
e-mai: ufficiostampa@aem.it
Tel. ++39-027720.3093

Investor Relations Department
Renata Bonfiglio
e-mail: ir@aem.it
Tel.++39-027720.3879

(millions of euro)	30/09/2002	30/09/2003	% Change	hird quarter 2002	hird quarter 2003	% Change
Sales revenues	529,7	797,3	50,5	105,6	187,6	77,7
Other revenues and income	138,2	140,7	1,8	41,0	47,3	15,4
Raw materials and external services	(441,8)	(583,4)	32,1	(101,4)	(165,9)	63,6
Personnel expenses	(76,1)	(94,2)	23,8	(23,7)	(29,7)	25,3
Gross operating margin - EBITDA	**150,0**	**260,4**	**73,6**	**21,5**	**39,3**	**82,8**
Depreciation, amortization and provision	(68,8)	(88,9)	29,2	(17,7)	(27,4)	54,8
Operating income - EBIT	**81,2**	**171,5**	**111,2**	**3,8**	**11,9**	**213,2**
Affiliates	(22,0)	(0,1)	(99,5)	(0,2)	(0,2)	0,0
Financial income/charges	(16,9)	(29,9)	76,9	(8,0)	(8,4)	5,0
Ordinary income	**42,3**	**141,5**	**234,5**	**(4,4)**	**3,3**	**(175,0)**
Extraordinary gains/losses	1,6	224,8	n.s.	0,0	(0,4)	n.s.
Income before taxes	**43,9**	**366,3**	**734,4**	**(4,4)**	**2,9**	**(165,9)**
Minorities	0,6	(0,7)	(216,7)	0,1	(0,1)	(200,0)
Earnings for the period gross of minor	**44,5**	**365,6**	**721,6**	**(4,3)**	**2,8**	**(165,1)**

(millions of euro)	31/12/2002	30/06/2003	30/09/2003
Invested capital			
Net fixed assets	2.431,8	2.403,2	2.612,9
Working capital	(87,4)	(68,0)	(49,3)
Total invested capital	**2.344,4**	**2.335,2**	**2.563,6**
Sources			
Consolidated net equity	**1.182,0**	**1.432,1**	**1.435,0**
Total financial position beyond the next financial year	816,5	565,7	597,8
Total financial position within the next financial year	345,9	337,4	530,8
Total net financial position	**1.162,4**	**903,1**	**1.128,6**
Total sources	**2.344,4**	**2.335,2**	**2.563,6**